UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).   Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).   Yes  ☐         No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Navigator Holdings Ltd. on August 7, 2014: Navigator Holdings Ltd. Enters Into Long-Term Charter with Borealis for Ethane Transportation.

ITEM 2—EXHIBITS

The following exhibit is filed as part of this Report on Form 6-K:

Exhibit No.

Description

99.1

Press Release of Navigator Holdings Ltd. dated August 7, 2014.

NEWS RELEASE

August 7, 2014

NAVIGATOR HOLDINGS LTD. ENTERS INTO LONG TERM CHARTER WITH BOREALIS FOR ETHANE TRANSPORTATION

London, England, August 7, 2014―Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS) today announces that it has signed a long term shipping agreement for one of its 35,000 cubic meter ethylene/ethane capable semi-refrigerated liquefied gas carriers, currently being built at Jiangnan Shipyard, China. The ten year time charter has been agreed with Borealis, a leading provider of innovative solutions in the fields of polyolefins, base chemicals and fertilizers. The charter, which is planned to commence in late 2016, will transport ethane from the Marcus Hook terminal operated by Sunoco Logistics to Borealis’ cracker in Stenungsund, Sweden.

The vessel is one of four state-of-the-art 35,000 cubic meter vessels being built by Navigator. Each vessel will have the versatility to transport the full range of liquefied gases such as propane and butane, as well as petrochemicals including ethylene and ethane, and ammonia. The vessel will be delivered with dual fuel engines, which reduce running costs through optimized propulsion systems, and together with larger carrying capacities, will offer greater economies of scale, increasing competitiveness for our customers.

The 35,000 cubic meter ethylene and ethane carriers were specifically designed in anticipation of large scale exports of ethane becoming available from surplus U.S. shale gas production. This charter reflects the initial demand to transport ethane in such large quantities, facilitating the diversification by international petrochemical companies of their feedstock supplies with low cost U.S. ethane.

Forward Looking Statements

Statements included in this press release concerning plans and objectives of Navigator’s (“we,”or “our”) management for future operations or economic performance, or assumptions related thereto, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•

future operating or financial results;

•

pending acquisitions, business strategy and expected capital spending;

•

operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•

general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•

estimated future capital expenditures needed to preserve our capital base;

•

our expectations about the receipt of our twelve newbuildings and the timing of the receipt thereof, including the 35,000 cbm vessel that will be chartered under the long-term charter with Borealis;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•

our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

changes in governmental rules and regulations or actions taken by regulatory authorities;

•

potential liability from future litigation;

•

our expectations relating to the payment of dividends; and

•

other factors discussed in Navigator’s filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation services of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders.  Navigator’s fleet consists of 36 semi- or fully-refrigerated liquefied gas carriers, including twelve newbuildings scheduled for delivery by the end of December 2016.

Borealis

Borealis is a leading provider of innovative solutions in the fields of polyolefins, base chemicals and fertilizers. With headquarters in Vienna, Austria, Borealis currently employs around 6,400 and operates in over 120 countries. It generated EUR 8.1 billion in sales revenue in 2013. The International Petroleum Investment Company (IPIC) of Abu Dhabi owns 64% of the company, with the remaining 36% owned by OMV, the leading energy group in the European growth belt. Borealis provides services and products to customers around the world in collaboration with Borouge, a joint venture with the Abu Dhabi National Oil Company (ADNOC).

Navigator Holdings Ltd

Attention: Investor Relations department

New York:

399 Park Avenue, 38th Floor, New York, NY 10022.   Tel: 1 (212) 355-5893

London:

21 Palmer Street, London, SW1H 0AD.    Tel: 44 (0)20 7340-4850

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 7, 2014

By:

/s/ Niall Nolan

Name:

Niall Nolan

Title:

Chief Financial Officer